SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20035-900 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒         Form 40-F    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No     ☒

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3, FILE NO. 333-92044, OF PETRÓLEO BRASILEIRO S.A – PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

PETROBRAS ANNOUNCES FIRST HALF OF 2004 RESULTS

(Rio de Janeiro – August 27, 2004) – PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported consolidated net income of U.S.$ 2,644 million and consolidated net operating revenues of U.S.$ 16,530 million for the first half of 2004, compared to consolidated net income of U.S.$ 3,768 million and consolidated net operating revenues of U.S.$ 14,430 million for the first half of 2003.

COMMENTS FROM THE CEO, MR. JOSE EDUARDO DE BARROS DUTRA

Over the last few years, we have built a unique combination of physical assets and human resources, which have resulted in a significant return for our shareholders. We have once again achieved a robust result this quarter.

In our Exploration and Production segment, we started production from the Complementary System of Module 1 in the Marlim Sul field, through the FPSO Marlim Sul unit, which, when fully productive, will have the capacity to process up to 100,000 barrels of oil per day.

In the downstream segment (Supply), the prices of gasoline and diesel, the main consumer products that we sell in Brazil, were realigned to reflect the price variations of these products in the international market. These price realignments, as well as realignments for other products we sell, seek to preserve the profitability of our operations, while simultaneously respecting local consumers.

Our international activities were marked by two important events in this quarter: (1) finalizing and signing the Memorandum of Understanding to begin exploratory activity in Colombian waters and (2) the discovery of hydrocarbons in deep waters in the central part of the Gulf of Mexico.

Also noteworthy during the last quarter was our acquisition of Agip do Brasil S.A. by BR Distribuidora. This acquisition will increase our participation in the LPG distribution segment and will consolidate our presence in the automotive fuel distribution market in determined regions of Brazil.

The approval of the Strategic Plan – Petrobras 2015 by our Board of Directors, which includes the Business Plan for 2004-2010, on May 14, 2004 was also an important recent event. This Plan consolidates the Company’s strategy to further establish ourselves in a leadership position in the areas of oil, natural gas and oil products throughout Latin America, while demonstrating social and environmental responsibility throughout the region. The Plan also confirms our approach as an integrated energy company with selective expansion in petrochemicals and international activities.

The Company’s effort and focus has allowed us to present very positive results, both financially and operationally. We have overcome the challenges presented and achieved noteworthy goals, while also contributing to the development and quality of life in the regions in which we are operating, in Brazil and abroad.

Financial Highlights

				For the first half of
1Q-2004	2Q-2004	2Q-2003	Income statement data	2004	2003
11,176	11,961	10,408	Sales of products and services	23,137	19,986
7,935	8,595	7,387	Net operating revenues	16,530	14,430
(387)	(423)	160	Financial income (expense), net	(810)	316
1,337	1,307	1,459	Net income	2,644	3,768
			Basic and diluted earnings per common and preferred share
1.22	1.19	1.33	Before effect of change in accounting principle	2.41	2.80
1.22	1.19	1.33	After effect of change in accounting principle	2.41	3.44

			Other data
48.9	49.3	47.5	Gross margin (%) (1)	49.1	51.7
16.8	15.2	19.8	Net margin (%) (2)	16.0	26.1
67	66	66	Debt to equity ratio (%) (3)	66	66

			Financial and Economic Indicators
31.95	35.36	26.03	Brent crude (U.S.$/bbl)	33.66	28.77
2.8985	3.0429	2.9810	Average Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	2.9707	3.2355
2.9086	3.1075	2.8720	Period-end Commercial Selling Rate for U.S. Dollars (R$/U.S.$)	3.1075	2.8720

(1)	Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2)	Net margin equals net income divided by net operating revenues.
(3)	Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.

	U.S. $ million
Balance sheet data	06.30.2004	12.31.2003	Percent Change(06.30.2004 versus 12.31.2003)	06.30.2003
Total assets	52,297	53,612	(2.5)	45,727
Cash and cash equivalents	6,985	9,610	(27.3)	5,599
Short-term debt	543	1,329	(59.1)	1,494
Total long-term debt	12,743	13,033	(2.2)	10,799
Total project financings	5,998	5,908	1.5	4,510
Total capital lease obligations	1,445	1,620	(10.8)	2,108
Net debt (1)	13,744	11,980	14.7	13,023
Shareholders’ equity (2)	17,655	17,152	2.9	15,346
Total capitalization (2) (3)	38,384	39,042	(1.7)	34,257

	U.S. $ million
Reconciliation of Net debt	06.30.2004	12.31.2003	06.30.2003
Total long-term debt	12,743	13,033	10,799
Plus short-term debt	543	1,329	1,494
Plus total project financings	5,998	5,908	4,510
Plus total capital lease obligations	1,445	1,620	2,108
Less cash and cash equivalents	6,985	9,610	5,599
Less Junior Notes(4)	—	300	289
Net debt (1)	13,744	11,980	13,023

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,477 million at June 30, 2004, U.S.$ 1,588 million at December 31, 2003 and U.S.$ 1,674 million at June 30, 2003, in each case related to “Amounts not recognized as net periodic pension cost”.
(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.
(4)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes.

OPERATING HIGHLIGHTS
				For the first half of
1Q-2004	2Q-2004	2Q-2003		2004	2003
			Average daily crude oil and gas production
1,643	1,630	1,782	Crude oil and NGLs (Mbpd) (1)	1,637	1,698
1,475	1,461	1,512	Brazil	1,468	1,543
168	169	270	International	169	155
2,118	2,136	2,238	Natural gas (Mmcfpd) (2)	2,130	1,968
1,566	1,572	1,452	Brazil	1,572	1,470
552	564	786	International	558	498

			Crude oil and NGL average sales price (U.S. dollars per bbl)
29.53	32.88	25.21	Brazil (3)	31.17	27.56
26.39	25.15	23.39	International	25.26	27.82

			Natural gas average sales price (U.S. dollars per Mcf)
1.89	1.90	1.81	Brazil	1.90	1.69
1.19	1.14	1.03	International	1.16	1.67

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
9.72	10.09	8.17	Including government take (4)	9.90	8.31
4.29	4.16	3.45	Excluding government take (4)	4.23	3.15
2.45	2.50	1.90	Crude oil and natural gas – International	2.47	1.93

			Refining costs (U.S. dollars per boe)
1.18	1.45	1.11	Brazil	1.31	1.04
1.17	1.27	1.10	International	1.22	1.08

			Refining and marketing operations (Mbpd)
2,106	2,125	2,085	Primary Processed Installed Capacity	2,125	2,085
			Brazil
1,977	1,996	1,956	Installed capacity	1,996	1,956
1,726	1,670	1,605	Output of oil products	1,698	1,614
87%	84%	83%	Utilization	86%	83%
			International
129	129	129	Installed capacity	129	129
99	96	115	Output of oil products	98	90
75%	74%	92%	Utilization	74%	71%

77	73	82	Domestic crude oil as % of total feedstock processed	75	81

			Imports (Mbpd)
417	493	269	Crude oil imports	455	295
74	62	127	Oil product imports	68	119
105	128	95	Import of gas, alcohol and others	116	84
			Exports (Mbpd)
191	189	203	Crude oil exports	190	214
196	266	230	Oil product exports	230	228
4	6	7	Fertilizer and other exports	5	5

205	222	51	Net imports	214	51

			Sales Volume (thousand bpd)
1,489	1,565	1,478	Oil Products	1,527	1,480
28	26	27	Alcohol and Others	27	27
194	205	174	Natural Gás	200	161

1,711	1,796	1,679	Total	1,754	1,668
430	450	417	Distribution	440	423
(386)	(396)	(372)	Inter-company sales	(391)	(383)

1,755	1,850	1,724	Total domestic market	1,803	1,708
391	461	440	Exports	425	449
250	205	103	International sales	228	89

132	247	157	Other operations (5)	190	162

773	913	700	Total international market	843	700

2,528	2,763	2,424	Total	2,646	2,408

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Domestic crude oil and NGL production decreased 4.9% to 1,468 thousand barrels per day for the first half of 2004, as compared to 1,543 thousand barrels per day for the first half of 2003. This decrease was primarily due to: (1) an interruption in production of DP-Seillean in the Jubarte field for scheduled inspections; (2) the shut-down of wells located in the Marlim Sul and Voador fields due to the high production of water and sand; (3) a temporary shut-down of a Marlim Sul well; (4) a scheduled stoppage of FPSO-Brasil (Roncador) for maintenance on the flare; (5) a platform production decrease (Marlim Sul) due to a limitation of oil processing at the platform and an increase in the production of water; (6) a shut-down of some Albacora wells for maintenance on turbo-compressors; and (7) a scheduled stoppage of the Linguado, Pampo and Enchova platforms.

International crude oil and NGL production increased to 169 thousand barrels per day for the first half of 2004, as compared to 155 thousand barrels per day for the first half of 2003, principally due to the consolidation of Petrobras Energia Participaciones S.A. (PEPSA) and Petrolera Entre Lomas S.A. (PELSA) as of May 2003, as well as increased production of Bolivian gas, driven by increased demand in the Brazilian market.

Lifting Costs

Our lifting costs in Brazil, excluding government take, increased 34.2% to U.S.$ 4.23 per barrel of oil equivalent for the first half of 2004, from U.S.$ 3.15 per barrel of oil equivalent for the first half of 2003. This increase was primarily due to: (1) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (2) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; (3) higher personnel expenses primarily related to overtime shifts as set forth in our collective bargaining agreement; (4) an increase in our workforce; and (5) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take (comprised of royalties, special government participation and rental of areas), increased 19.1% to U.S.$ 9.90 per barrel of oil equivalent for the first half of 2004, from U.S.$ 8.31 per barrel of oil equivalent for the first half of 2003, due primarily to the higher operating expenses mentioned above. The increase in these costs was partially offset by the 5.0% reduction in production from certain fields, principally at the Marlim and Marlim Sul oil fields, which have a higher Special Participation rate.

Our international lifting costs increased 28.0% to U.S.$ 2.47 per barrel of oil equivalent for the first half of 2004, as compared to U.S.$ 1.93 per barrel of oil equivalent for the first half of 2003. This increase was primarily due to the incorporation of the higher unit lifting costs of PEPSA and PELSA, whose production generally derives from mature fields with higher extraction costs and to the effect of the 1.9% appreciation of the Argentine peso against the U.S. dollar, considering the average rate in the first half of 2004 versus the average rate in the first half of 2003.

Refining costs

Domestic unit refining costs increased 26.0% to U.S.$ 1.31 per barrel of oil equivalent for the first half of 2004, as compared to U.S.$ 1.04 per barrel of oil equivalent for the first half of 2003. This increase was primarily due to: (1) higher personnel expenses primarily related to overtime shifts as set forth in our collective bargaining agreement; (2) an increase in our workforce; (3) a revision in the actuarial calculations relating to future health care and pension benefits; (4) an increase in costs for planned stoppages at certain refineries; and (5) third-party services, mainly for corrective maintenance.

International unit refining costs increased 13.0% to U.S.$ 1.22 per barrel of oil equivalent for the first half of 2004, as compared to U.S.$ 1.08 per barrel of oil equivalent for the first half of 2003. This increase was primarily due to the incorporation of the higher unit refining costs of PELSA and PEPSA and to the effect of the 1.9% appreciation of the Argentine peso against the U.S. dollar, considering the average rate in the first half of 2004 versus the average rate in the first half of 2003.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 5.6% to 1,803 thousand barrels per day for the first half of 2004, as compared to 1,708 thousand barrels per day for the first half of 2003. The increase in sales volume was primarily due to the rise in the sales of diesel oil, gasoline, naphtha and LPG as a result of the contraction of the Brazilian economy in the first quarter of 2003.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

•	domestic sales, which consist of sales of crude oil and oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas ), natural gas and petrochemical products;

•	export sales, which consist primarily of sales of crude oil and oil products;

•	international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

•	other sources, including services, investment income and foreign exchange gains.

Our expenses include:

•	costs of sales (which are comprised primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

•	selling, general and administrative expenses; and

•	interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

•	the volume of crude oil, oil products and natural gas we produce and sell;

•	changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

•	related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

•	Brazilian political and economic conditions;

•	fluctuations in the Real/U.S. dollar exchange rate; and

•	the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR THE FIRST HALF OF 2004 COMPARED TO THE FIRST HALF OF 2003

The comparison between our results of operations for the first half of 2004 and the first half of 2003 has been significantly impacted by the 8.2% decrease in the average Real/U.S. dollar exchange rate in the first half of 2004 as compared to the average Real/U.S. dollar exchange rate in the first half of 2003. For ease we refer to this change in average exchange rate as the “8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.”

Revenues

Net operating revenues increased 14.6% to U.S.$ 16,530 million for the first half of 2004, as compared to U.S.$ 14,430 million for the first half of 2003. This increase was primarily attributable to an increase in sales volume in the domestic market and outside Brazil (international sales), which includes sales conducted by PEPSA and PELSA, and to the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

Consolidated sales of products and services increased 15.8% to U.S.$ 23,137 million for the first half of 2004, as compared to U.S.$ 19,986 million for the first half of 2003, primarily due to an increase in sales volume in both the domestic market and outside of Brazil and to the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

Included in sales of products and services are the following amounts which we collected on behalf of the federal or state governments:

•	Value-added and other taxes on sales of products and services and social security contributions. These taxes increased 18.0% to U.S.$ 5,384 million for the first half of 2004, as compared to U.S.$ 4,564 million for the first half of 2003, primarily due to the increase in sales of products and services; and

•	CIDE, the per-transaction tax due to the Brazilian government, which increased 23.3% to U.S.$ 1,223 million for the first half of 2004, as compared to U.S.$ 992 million for the first half of 2003. This increase was primarily attributable to the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003. The increase was also attributable, to a lesser extent, to the increase in sales of products and services.

Cost of sales

Cost of sales for the first half of 2004 increased 20.7% to U.S.$ 8,416 million, as compared to U.S.$ 6,972 million for the first half of 2003. This increase was principally a result of:

•	a U.S.$ 354 million increase in costs associated with the consolidation of PEPSA and PELSA;

•	a U.S.$ 316 million increase in costs associated with a 5.6% increase in our domestic sales volumes;

•	a net increase in cost of sales outside Brazil, excluding PEPSA and PELSA, of approximately U.S.$ 259 million, attributable to an increase in our sales volume and lifting costs;

•	a U.S.$ 258 million increase in costs associated with the consolidation of certain thermoelectric plants;

•	a net increase of U.S.$ 118 million attributable to: (1) maintenance and technical services for well restoration, drilling rigs and special ships (these prices are tied to international oil prices); (2) additional maintenance materials and services at ocean terminals, transport lines and installations associated with our health, safety and environmental program; (3) higher personnel expenses primarily related to overtime shifts as set forth in our collective bargaining agreement; (4) an increase in our workforce; and (5) a revision in the actuarial calculations relating to future health care and pension benefits; and

•	a U.S.$ 149 million increase in cost of sales as expressed in U.S. dollars as a result of the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

These increases were partially offset by:

•	a U.S.$ 54 million decrease in the cost of imports; and

•	a U.S.$ 146 million decrease in taxes and charges imposed by the Brazilian government which amounted to U.S.$ 1,457 million for the first half of 2004, as compared to U.S.$ 1,603 million for the first half of 2003. These taxes and charges included the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) that decreased to U.S.$ 743 million for the first half of 2004, as compared to U.S.$ 826 million for the first half of 2003, as a result of our decreased production of crude oil and NGLs from fields with particularly high Special Participation rates during the first half of 2004.

Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 53.4% to U.S.$ 1,163 million for the first half of 2004, as compared to U.S.$ 758 million for the first half of 2003. This increase was primarily attributable to the following:

•	the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003;

•	an increase of approximately U.S.$ 156 million resulting from the consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$ 124 million resulting from higher depreciation on the Roncador, Marlim Sul and Jubarte Fields due to PP&E addition.

Exploration, including exploratory dry holes

Exploration costs, including exploratory dry holes increased 1.5% to U.S.$ 204 million for the first half of 2004, as compared to U.S.$ 201 million for the first half of 2003. This increase was primarily related to the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003, and the increase of approximately U.S.$ 29 million in exploration costs, including exploratory dry holes in connection with the consolidation of PEPSA and PELSA. These increases were partially offset by a decrease of approximately U.S.$ 35 million primarily attributable to expenses associated with dry holes.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 30.4% to U.S.$ 1,179 million for the first half of 2004, as compared to U.S.$ 904 million for the first half of 2003.

Selling expenses increased 29.1% to U.S.$ 604 million for the first half of 2004, as compared to U.S.$ 468 million for the first half of 2003. This increase was primarily attributable to the following:

•	the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003;

•	an increase of approximately U.S.$ 33 million in selling expenses resulting from the consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$ 18 million in selling expenses resulting from the charge for doubtful accounts.

General and administrative expenses increased 31.9% to U.S.$ 575 million for the first half of 2004, as compared to U.S.$ 436 million for the first half of 2003. This increase was primarily attributable to the following:

•	the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003;

•	an increase of approximately U.S.$ 45 million resulting from the consolidation of PEPSA and PELSA; and

•	an increase of approximately U.S.$ 34 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities.

Research and development expenses

Research and development expenses increased 25.3% to U.S.$ 114 million for the first half of 2004, as compared to U.S.$ 91 million for the first half of 2003. This increase was primarily related to our additional investments in programs for environmental safety, deepwater and refining technologies of approximately U.S.$ 15 million and the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies remained constant amounting to a gain of U.S.$ 102 million for the first half of 2004 and for the first half of 2003.

During 2004 we recognized a gain of U.S.$ 21 million resulting from the full six months consolidation of PEPSA and PELSA, who have significant equity in results of non-consolidated companies balances. This was offset by the net reduction of U.S.$ 21 million from our investments in natural gas activities and petrochemical companies.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold balances in U.S. dollar deposits.

Financial income increased to U.S.$ 445 million for the first half of 2004 as compared to U.S.$ 213 million for the first half of 2003. This increase was primarily attributable to an increase in financial interest income from short-term investments, which amounted U.S.$ 327 million for the first half of 2004, as compared to U.S.$ 22 million for the first half of 2003, primarily due to the devaluation in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the appreciation in the first half of 2003, and an increase of approximately U.S.$ 24 million resulting from the consolidation of PEPSA and PELSA.

Financial expense

Financial expense increased 68.2% to U.S.$ 935 million for the first half of 2004, as compared to U.S.$ 556 million for the first half of 2003. This increase was primarily attributable to an increase in our debt and an increase of approximately U.S.$ 212 million in financial expenses resulting from the consolidation of PEPSA and PELSA.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a loss of U.S.$ 320 million for the first half of 2004, as compared to a gain of U.S.$ 659 million for the first half of 2003. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of a 7.6% devaluation of the Real against the U.S. dollar during the first half of 2004, as compared to an 18.7% appreciation of the Real against the U.S. dollar during the first half of 2003.

Employee benefit expense

Employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 19.1% to U.S.$ 312 million for the first half of 2004, as compared to U.S.$ 262 million for the first half of 2003. This rise in costs was primarily attributable to the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003, and an increase of U.S.$ 27 million from the annual actuarial calculation of our pension and health care plan liability.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, increased 84.9% to U.S.$ 270 million for the first half of 2004, as compared to U.S.$ 146 million for the first half of 2003. This increase was primarily attributable to the 8.2% increase in the value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003, and an increase of U.S.$ 88 million in the PASEP/COFINS taxes on financial income, due to an increase in the COFINS tax rate from 3.0% to 7.6% beginning February 1, 2004.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net for the first half of 2004 decreased to an expense of U.S.$ 260 million, as compared to an expense of U.S.$ 580 million for the first half of 2003.

The most significant charges for the first half of 2004 were:

•	a U.S.$ 86 million expense for general advertising and marketing expenses unrelated to direct revenues;

•	a U.S.$ 65 million expense for unscheduled stoppages of plant and equipment;

•	a U.S.$ 36 million contractual expense related to ship or pay contracts;

•	a U.S.$ 30 million losses with recoverable taxes; and

•	a U.S.$ 20 million expense for legal liability and contingencies related to pending lawsuits.

The most significant charges for the first half of 2003 were:

•	a U.S.$ 205 million provision for losses related to our investments in certain thermoelectric power plants as a result of our contractual obligations with certain power plants to cover losses when demand for power and electricity prices are low;

•	a U.S.$ 114 million expense for a lower of cost or market adjustment with respect to turbines, which we originally expected to use in connection with our thermoelectric projects, but which we no longer intend to use for such projects;

•	a U.S.$ 81 million expense for unscheduled stoppages of plant and equipment; and

•	a U.S.$ 39 million expense for general advertising and marketing expenses unrelated to direct revenues.

Income tax (expense) benefit

Income before income taxes, minority interest and accounting changes decreased to U.S.$ 3,904 million for the first half of 2004, as compared to U.S.$ 4,907 million for the first half of 2003. As a result, we recorded an income tax expense of U.S.$ 1,333 million for the first half of 2004, as compared to an expense of U.S.$ 1,644 million for the first half of 2003.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our unaudited consolidated financial statements as of June 30, 2004.

Cumulative effect of change in accounting principle

In the first half of 2003, we generated a gain of U.S.$ 697 million (net of U.S.$ 359 million of taxes) resulting from the adoption of SFAS No. 143 – Accounting for Asset Retirement Obligations. The adjustment was due to the difference in the method of accruing end of life asset retirement obligations under SFAS 143, as compared with the method required by SFAS 19 – Financial Accounting and Reporting by Oil and Gas Producing Companies.

THE PETROLEUM AND ALCOHOL ACCOUNT

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol Accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through the present date. The conclusion of this audit process for the Petroleum and Alcohol account, and the parties’ concurrence as to final amount, establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of U.S.$ 56 million, at which time the balance of the Petroleum and Alcohol Account was U.S.$ 241 million.

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10.742 dated October 6, 2003, the settlement of accounts should have been completed by June 30, 2004. PETROBRAS has been in contact with the STN with a view to resolving the differences in order to resolve remaining issues between the parties in order to conclude the settlement process as established by Provisional Measure No. 2.181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol Accounts may be paid as follows: (1) National Treasury Bonds of the same amount as the final balance determined as a result of the process for the matching of accounts; (2) settlement of the balance of the Petroleum and Alcohol Accounts, on the date of the matching of accounts with any other amounts that might be owed by PETROBRAS to the Federal Government, including taxes; or (3) a combination of (1) and (2).

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	U.S. $ million For the first half of,
	2004	2003
Exploration and Production	2,450	3,532
Supply	546	830
Gas and Energy	(135)	(235)
International (1)	133	134
Distribution	76	51
Corporate	(458)	(340)
Eliminations	32	(204)

Net income	2,644	3,768

(1)	At December 31, 2003, the international business segment includes the Argentine operations of PEPSA and PELSA (both acquired in May 2003).

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, as well as sales of crude oil in the domestic and foreign markets (including transfers of natural gas for our Gas and Energy segment).

Consolidated net income for our exploration and production segment decreased 30.6% to U.S.$ 2,450 million for the first half of 2004, as compared to U.S.$ 3,532 million for the first half of 2003. This decrease was primarily attributable to:

•	a U.S.$ 467 million increase in cost of sales as a result of an increase in our production costs, despite the 5.0% decrease in oil and NGL production;

•	a U.S.$ 192 million increase in depreciation, depletion and amortization expenses, mainly because of an increase of approximately U.S.$ 124 million resulting from higher depreciation on the Roncador, Marlim Sul and Jubarte Fields due to the PP&E addition and because of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003; and

•	the cumulative effect of a change in accounting principles relating to future liabilities for site restoration costs, which led to an increase in our net income of U.S.$ 697 million, net of taxes, in the first half of 2003.

These effects were partially offset by a U.S.$ 504 million increase in net operating revenues, primarily related to the positive effects of higher international oil prices on the sales/transfer prices of domestic oil and the 7.0% increase in natural gas production, despite the 5.0% decrease in oil and NGL production.

Supply

Our supply segment includes refining, logistics, transportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 546 million for the first half of 2004, a decrease of 34.2% as compared to net income of U.S.$ 830 million for the first half of 2003. This decrease was primarily a result of:

•	an increase of U.S.$ 898 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices; (2) a lower share of domestic oil in processed throughput (75% in the first half of 2004 and 81% in the first half of 2003); and (3) an increase in the volume of exports as well as sales in the domestic market; and

•	financial expense, net in the amount of U.S.$ 70 million in the first half of 2004, as compared to financial revenue, net of U.S.$ 121 million in the first half of 2003, resulting mainly from the effect of the 7.6% devaluation of the Real against the U.S. dollar in the first half of 2004 as compared to the 18.7% appreciation of the Real against the U.S. dollar in the first half of 2003.

These effects were partially offset by an increase of U.S.$ 716 million in net operating revenues, primarily related to the increase in the volume of exports as well as sales in the domestic market and to the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

Gas and Energy

Our gas and energy segment consists principally of the purchase and sale and transportation of natural gas produced in or imported into Brazil. Additionally, this segment includes our domestic electricity production, purchase and sale activities as well as investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Consolidated net loss for our gas and energy segment decreased 42.6% to U.S.$ 135 million for the first half of 2004, as compared to a net loss of U.S.$ 235 million for the first half of 2003. This resulting net loss was primarily a result of:

•	a U.S.$ 287 million increase in net operating revenues primarily due to: (1) the 24.2% increase in the volume of natural gas sold, as a result of the substitution of natural gas for fuel oil by industries and for gasoline for vehicle use, plus increased supply to thermoelectric plants; (2) an increase in revenues as a result of the start of operations of some thermoelectric power plants at the end of 2003; (3) the effects of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003 on sales of natural gas; and (4) the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2003. These increases in net operating revenues were partially offset by reduction in the average realization value of natural gas;

•	a U.S.$ 248 million increase in gains with minority interest, primarily related to the net income of Transportadora Brasileira Gasoduto Bolivia-Brasil S.A. – TBG;

•	a U.S.$ 205 million provision for nonreimbursable contractual contingency payments, related to our investments in thermoelectric power plants, taken in the first half of 2003; and

•	a U.S.$114 million expense for a lower of cost or market adjustment with respect to turbines, taken in the first half of 2003.

These effects were partially offset by the following items:

•	a U.S.$ 465 million increase in cost of sales primarily due to: (1) a 24.2% increase in the volume of natural gas sold; (2) the increase in the share of Bolivian gas in our natural gas sales, from 37.0% in the first half of 2003 to 44.0% in the first half of 2004; (3) the effects of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003; (4) the start of operations of some thermoelectric power plants at the end of 2003; and (5) the adoption of FIN 46, resulting in the consolidation of six thermoelectric power plants for which we recorded losses in equity in 2003;

•	a U.S.$ 142 million increase in the financial expenses, net mainly from the effect of the 7.6% devaluation of the Real against the U.S. dollar in the first half of 2004 as compared to the 18.7% appreciation of the Real against the U.S. dollar in the first half of 2003; and

•	a U.S.$ 107 million decrease in gains from income tax and social contribution.

International

The international segment represents our international activities conducted in 13 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 133 million for the first half of 2004, as compared to U.S.$ 134 million for the first half of 2003. Net income was primarily attributable to the following effects, most of them associated with the consolidation of PEPSA and PELSA:

•	an increase of U.S.$ 1,217 million of net operating revenues;

•	an increase of U.S.$ 631 million in cost of sales;

•	an increase of U.S.$ 163 million in depreciation, depletion and amortization;

•	an increase of U.S.$ 33 million in exploration, including exploratory dry holes and impairment;

•	an increase of U.S.$ 97 million in selling, general and administrative expenses; and

•	financial expenses, net of U.S.$ 213 million in the first half of 2004 as compared to financial revenues, net of U.S.$ 24 million for the first half of 2003;

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil.

Consolidated net income for our distribution segment increased 49.0% to U.S.$ 76 million for the first half of 2004, as compared to U.S.$ 51 million for the first half of 2003, primarily attributable to the U.S.$ 305 million increase in net operating revenues, mainly reflecting the 5.2% increase in sales volume and the effects of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

These effects were partially offset by the following items:

•	an increase of U.S.$ 214 million in the cost of sales, mainly attributable to the 5.2% increase in sales volume and to the 8.2% increase in the average value of the real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003; and

•	an increase of U.S.$ 49 million in selling, general and administrative expenses, mainly due to an increase of the provision for doubtful accounts, increased expenses for marketing and distribution of products and to the effects of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

Our participation in the Brazilian fuel distribution market through the first half of 2004 represented 32.3% of all sales (31.1% in the first half of 2003).

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans.

Consolidated net loss for the units that make up our corporate segment increased 34.7% to U.S.$ 458 million during the first half of 2004, as compared to a net loss of U.S.$ 340 million during the first half of 2003. This increase in net loss was primarily attributable to:

•	financial expenses, net, of U.S.$ 72 million in the first half of 2004 as compared to financial income, net, of U.S.$ 336 million in the first half of 2003, resulting mainly from the effect of the 7.6% devaluation of the Real against the U.S. dollar in the first half of 2004 as compared to the 18.7% appreciation of the Real against the U.S. dollar in the first half of 2003;

•	an increase of U.S.$ 59 million in employee benefit expense, primarily attributable to the 8.2% increase in the average value of the Real against the

U.S. dollar in the first half of 2004, as compared to the first half of 2003, and to the increase of U.S.$ 27 million from the annual actuarial calculation of our pension and health care plan liability;

•	an increase of U.S.$ 98 million in other taxes, mainly attributable to the U.S.$ 88 million increase in the PASEP/COFINS taxes on financial income, primarily as a result of the change in the COFINS tax rate, from 3.0% to 7.6%, beginning February 1, 2004, and to the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003; and

•	an increase of U.S.$ 38 million in selling, general and administrative expenses, mainly as a result of the increase in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general and administrative activities and of the 8.2% increase in the average value of the Real against the U.S. dollar in the first half of 2004, as compared to the first half of 2003.

These effects were partially offset by a U.S.$ 522 million increase in gains associated with deferral of a portion of our income tax and social contribution allocated to the corporate segment.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our new Strategic Plan released on May14, 2004, which provides for capital expenditures of U.S.$ 53.6 billion from 2004-2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financing, bank financing, securitizations and the issuances of debt and equity securities.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At June 30, 2004, we had cash and cash equivalents of U.S.$ 6,985 million compared to U.S.$ 5,599 million at June 30, 2003. This increase in cash was partially a result of our issuances of debt in the international capital markets during the second half of 2003.

Operating activities provided net cash flows of U.S.$ 3,323 million for the first half of 2004, as compared to U.S.$ 3,800 million for the first half of 2003. This decrease was due primarily to the increase in inventories through the imports of crude oil to cover the lower production in the first half of 2004.

Net cash used in investing activities increased to U.S.$ 3,045 million for the first half of 2004, as compared to U.S.$2,536 million for the first half of 2003. This increase was due primarily to our investments in capital expenditures.

Financing activities used net cash flows of U.S.$ 2,449 million during the first half of 2004, as compared to U.S.$ 206 million in net cash provided during the first half of 2003. This change in the balance of the cash flows was due primarily to higher dividend payments in the first half of 2004 and to a U.S.$ 400 million issuance of debt in the international capital markets in March 2003.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At June 30, 2004, our short-term debt (excluding current portions of long-term obligations) decreased to U.S.$ 543 million as compared to U.S.$ 1,329 million at December 31, 2003. This decreased use of short-term credit facilities was related to our decision to use cash to pay for a portion of our imports. Our short-term debt is denominated principally in U.S. dollars.

Long-Term Debt

Our total outstanding consolidated long-term debt consists primarily of the issuance of securities in the international capital markets and debentures in the domestic capital markets and amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies, as well as financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 12,743 million at June 30, 2004, as compared to U.S.$ 13,033 million at December 31, 2003.

Project Finance

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and their related debt obligations, are on-balance sheet and accounted for under the line item “Project Financings”.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$ 5,998 million at June 30, 2004, as compared to U.S.$ 5,908 million at December 31, 2003.

At June 30, 2004 and December 31, 2003, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$722 million and U.S.$ 713 million respectively, related to project financings. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest, have been removed from the project finance balance.

Off Balance Sheet Arrangements

At June 30, 2004, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the first half of 2004, we continued to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 2,955 million in the first half of 2004, a 16.7% increase from our investments in the first half of 2003. Our investments in the first half of 2004 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in the first half of 2004, U.S.$ 1,875 million were made in connection with exploration and development projects mainly in the Campos Basin (63.5% of our total capital expenditures for the first half of 2004), which includes investments financed through project financings.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for the first half of each 2004 and 2003:

Activities

	U.S.$ million For the first half of,
	2004	2003
• Exploration and Production	1,875	1,577
• Supply	626	608
• Gas and Energy	73	126
• International:
• Exploration and Production	218	110
• Supply	21	6
• Distribution	7
• Gas and Energy	3
• Distribution	47	49
• Corporate	85	56

Total capital expenditures	2,955	2,532

Income Statement

(in millions of U.S. dollars, except for share and per share data)

				For the first half of,
1Q-2004	2Q-2004	2Q-2003		2004	2003
11,176	11,961	10,408	Sales of products and services	23,137	19,986
			Less:
(2,607)	(2,777)	(2,491)	Value-added and other taxes on sales and services	(5,384)	(4,564)
(634)	(589)	(530)	CIDE	(1.223)	(992)

7,935	8,595	7,387	Net operating revenues	16,530	14,430

(4,058)	(4,358)	(3,880)	Cost of sales	(8,416)	(6,972)
(533)	(630)	(345)	Depreciation, depletion and amortization	(1,163)	(758)
(123)	(81)	(134)	Exploration, including exploratory dry holes	(204)	(201)
		(27)	Impairment		(27)
(571)	(608)	(444)	Selling, general and administrative expenses	(1.179)	(904)
(52)	(62)	(46)	Research and development expenses	(114)	(91)

(5,337)	(5,739)	(4,876)	Total costs and expenses	(11,076)	(8,953)
54	48	91	Equity in results of non-consolidated companies	102	102
146	299	(14)	Financial income	445	213
(507)	(428)	(304)	Financial expense	(935)	(556)
(26)	(294)	478	Monetary and exchange variation on monetary assets and liabilities, net	(320)	659
(160)	(152)	(146)	Employee benefit expense	(312)	(262)
(101)	(169)	(79)	Other taxes	(270)	(146)
(103)	(157)	(284)	Other expenses, net	(260)	(580)

(697)	(853)	(258)		(1,550)	(570)
1,901	2,003	2,253	Income before income taxes and minority interests and accounting change	3,904	4,907

			Income tax expense:
(594)	(618)	(596)	Current	(1.212)	(1,512)
37	(158)	(65)	Deferred	(121)	(132)

(557)	(776)	(661)	Total income tax expense	(1.333)	(1,644)
(7)	80	(133)	Minority interest in results of consolidated subsidiaries	73	(192)

1,337	1,307	1,459	Net income before accounting change effect	2,644	3,071

			Cumulative effect of accounting change, net of income tax		697

1,337	1,307	1,459	Net income for the period	2,644	3,768

			Weighted average number of shares outstanding
634,168,418	634,168,418	634,168,418	Common/ADS	634,168,418	634,168,418
462,369,507	462,369,507	462,126,503	Preferred/ADS	462,369,507	460,384,521

			Basic and diluted earnings per share
			Common/ADS and Preferred/ADS
1.22	1.19	1.33	Before effect of change in accounting principle	2.41	2.80
1.22	1.19	1.33	After effect of change in accounting principle	2.41	3.44

Selected Balance Sheet Data

(in millions of U.S. dollars, except for share data)

	As of June 30, 2004	As of December 31, 2003
Assets
Current assets
Cash and cash equivalents	6,985	9,610
Accounts receivable, net	3,209	2,905
Inventories	3,701	2,947
Other current assets	2,571	2,438

Total current assets	16,466	17,900

Property, plant and equipment, net	30,952	30,805

Investments in non-consolidated companies and other investments	1.205	1,173

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	241	239
Government securities	280	283
Goodwill on PEPSA and PELSA	183	183
Advances to suppliers	449	416
Prepaid Expenses	210	190
Others	2,311	2,423

Total other assets	3,674	3,734

Total assets	52,297	53,612

Liabilities and shareholders’ equity
Current liabilities
Trade accounts payable	2,479	2,261
Short-term debt	543	1,329
Current portion of long-term debt	1,255	1,145
Current portion of project financings	1,105	842
Capital lease obligations	269	378
Other current liabilities	4,234	5,266

Total current liabilities	9,885	11,221

Long-term liabilities
Long-term debt	11,488	11,888
Project financings	4,893	5,066
Employee benefits obligation Pension	1,992	1,895
Employee benefits obligation - Health care	1,641	1,580
Capital lease obligations	1,176	1,242
Thermoelectric liabilities	1,118	1,142
Other liabilities	2,147	2,059

Total long-term liabilities	24,455	24,872

Minority interest	302	367

Shareholders’ equity
Shares authorized and issued:
Preferred stock –2004 and 2003 - 462,369,507 shares	4,772	2,973
Common stock – 2004 and 2003 - 634,168,418 shares	6,929	4,289
Reserves and others	5,954	9,890

Total shareholders’ equity	17,655	17,152

Total liabilities and shareholders’ equity	52,297	53,612

Statement of Cash Flows Data

(in millions of U.S. dollars)

				For the first half of,
1Q-2004	2Q-2004	2Q-2003		2004	2003
			Cash flows from operating activities
1,337	1,307	1,459	Net income for the period	2,644	3,768
			Adjustments to reconcile net income to net cash provided by operating activities
606	559	414	Depreciation, depletion and amortization	1,165	731
111	49	134	Loss on property, plant and equipment	160	145
131	346	(428)	Foreign exchange and monetary loss	477	(336)
			Cumulative effect of accounting change, net of income tax		(697)
(30)	(24)	139	Others	(54)	283

			Decrease (increase) in assets
(183)	(350)	133	Accounts receivable, net	(533)	(78)
(474)	(512)	285	Inventories	(986)	(81)
(62)	(10)	489	Advances to suppliers	(72)	399
(189)	(20)	(144)	Recoverable taxes	(209)	(186)
(135)	(100)	132	Others	(235)	9

			Increase (decrease) in liabilities
264	61	(299)	Trade accounts payable	325	(394)
(79)	174	(250)	Taxes payable, other than income taxes	95	(223)
142	(16)	(505)	Income taxes	126	224
(69)	26	(43)	Contingencies	(43)	77
171	292	28	Other liabilities	463	159

1,541	1,782	1,544	Net cash provided by operating activities	3,323	3,800

			Cash flows from investing activities
(1,323)	(1,632)	(1,657)	Additions to property, plant and equipment	(2,955)	(2,532)
(49)	(41)	188	Others	(90)	(4)

(1,372)	(1,673)	(1,469)	Net cash used in investing activities	(3,045)	(2,536)

(1,706)	(743)	392	Cash flows from financing activities	(2,449)	206

(1,537)	(634)	467	Increase (decrease) in cash and cash equivalents	(2,171)	1,470

31	(485)	631	Effect of exchange rate changes on cash and cash equivalents	(454)	828

9,610	8,104	4,501	Cash and cash equivalents at beginning of period	9,610	3,301

8,104	6,985	5,599	Cash and cash equivalents at the end of period	6,985	5,599

Income Statement by Segment

	First half of 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	1,156	8,872	730	1,730	4,042			16,530
Inter-segment net operating revenues	7,329	3,516	185	205	72		(11,307)

Net operating revenues	8,485	12,388	915	1,935	4,114		(11,307)	16,530

Cost of sales	(3,184)	(10,797)	(873)	(1,138)	(3,693)		11,269	(8,416)
Depreciation, depletion and amortization	(679)	(192)	(48)	(214)	(18)	(12)		(1,163)
Exploration, including exploratory dry holes and impairment	(160)			(44)				(204)
Selling, general and administrative expenses	(106)	(416)	(75)	(153)	(226)	(270)	67	(1,179)
Research and development expenses	(51)	(27)	(4)	(1)	(2)	(29)		(114)

Cost and expenses	(4,180)	(11,432)	(1,000)	(1,550)	(3,939)	(311)	11,336	(11,076)

Equity in results of non-consolidated companies		13	41	47		1		102
Financial income (expenses), net	(304)	(70)	(139)	(213)	(12)	(72)		(810)

Employee benefit expense						(312)		(312)
Other taxes	(3)	(14)	(13)	(17)	(25)	(198)		(270)
Other expenses, net	(76)	(74)	(61)	(12)	(16)	(39)	18	(260)

Income (loss) before income taxes and minority interest and accounting change	3,922	811	(257)	190	122	(931)	47	3,904

Income tax benefits (expense)	(1,533)	(260)	52	(4)	(46)	473	(15)	(1,333)
Minority interest	61	(5)	70	(53)				73

Net income (loss)	2,450	546	(135)	133	76	(458)	32	2,644

Income Statement by Segment

	First half of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
STATEMENT OF INCOME

Net operating revenues to third parties	1,131	8,426	485	638	3,750			14,430
Inter-segment net operating revenues	6,850	3,246	143	80	59		(10,378)

Net operating revenues	7,981	11,672	628	718	3,809		(10,378)	14,430

Cost of sales	(2,717)	(9,899)	(408)	(507)	(3,479)		10,038	(6,972)
Depreciation, depletion and amortization	(487)	(159)	(38)	(51)	(13)	(10)		(758)
Exploration, including exploratory dry holes and impairment	(217)			(11)				(228)
Selling, general and administrative expenses	(66)	(332)	(79)	(56)	(177)	(232)	38	(904)
Research and development expenses	(45)	(19)	(6)			(21)		(91)

Cost and expenses	(3,532)	(10,409)	(531)	(625)	(3,669)	(263)	10,076	(8,953)

Equity in results of non-consolidated companies		15	50	38		(1)		102
Financial income (expenses), net	(129)	121	3	24	(39)	336		316
Employee benefit expense		(1)			(8)	(253)		(262)
Other taxes		(13)	(2)	(8)	(23)	(100)		(146)
Other expenses, net	(86)	(141)	(364)	7	14	(10)		(580)

Income (loss) before income taxes and minority interest and accounting change	4,234	1,244	(216)	154	84	(291)	(302)	4,907

Income tax benefits (expense)	(1,399)	(398)	159	(23)	(32)	(49)	98	(1,644)
Minority interest	—	(16)	(178)	3	(1)			(192)

Income before effect of change in accounting principle	2,835	830	(235)	134	51	(340)	(204)	3,071

Cumulative effect of change in accounting principle, net of taxes	697							697

Net income (loss)	3,532	830	(235)	134	51	(340)	(204)	3,768

Other Expenses, Net by Segment

	First half of 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Institutional Relations and Culture Projects		(1)			(11)	(74)		(86)
Stoppages on installations and production equipment	(29)	(53)					17	(65)
Contractual losses with transport services (Ship-or-Pay)			(2)	(34)				(36)
Losses with Recoverable taxes		(30)						(30)
Losses resulted from Legal Proceedings	(6)	(7)	(1)			(1)		(15)
Rent revenues					7			7
Others	(41)	17	(58)	22	(12)	36	1	(35)

	(76)	(74)	(61)	(12)	(16)	(39)	18	(260)

	First half of 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Losses on financial exposure - Thermoelectric power plants			(205)					(205)
Institutional Relations and Culture Projects		(1)				(38)		(39)
Stoppages on installations and production equipment	(47)	(34)						(81)
The Listing of P-34	(28)							(28)
Losses resulted from Legal Proceedings	(9)	(22)				(28)		(59)
Rent revenues					9			9
Adjustment of Market Value of Turbines for Thermoelectrics Plants			(114)					(114)
Other expenses, net	(2)	(84)	(45)	7	5	56		(63)

	(86)	(141)	(364)	7	14	(10)		(580)

Selected Balance Sheet Data by Segment

	First half of 2004 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	2,271	5,750	860	1,844	1,213	6,297	(1,769)	16,466

Cash and cash equivalents	963	361	105	459	29	5,068		6,985
Other current assets	1,308	5,389	755	1,385	1,184	1,229	(1,769)	9,481

Investments in non-consolidated companies and other investments	7	446	173	484	20	75		1,205

Property, plant and equipment, net	16,986	5,071	4,033	4,063	439	376	(16)	30,952

Non current assets	1,220	261	827	329	173	5,067	(4,203)	3,674

Petroleum and Alcohol Account						241		241
Government securities held-to-maturity						280		280
Other assets	1,220	261	827	329	173	4,546	(4,203)	3,153

Total assets	20,484	11,528	5,893	6,720	1,845	11,815	(5,988)	52,297

	Year ended December 31, 2003 U.S.$ million
	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406		9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290

Investments in non-consolidated companies and other investments	6	463	151	449	22	82		1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account						239		239
Government securities held-to-maturity						283		283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

Selected Data for International Segment

	First half of 2004 U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS	4,306	1,082	776	172	2,519	(2,135)	6,720

STATEMENT OF INCOME

Net Operating Revenues	858	1,289	195	438	15	(860)	1,935

Net operating revenues to third parties	350	751	181	433	15		1,730
Inter-segment net operating revenues	508	538	14	5		(860)	205

Net income	132	55	33	(27)	(51)	(9)	133

	U.S.$ million INTERNATIONAL
	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL
ASSETS (As of December 31, 2003)	4,401	1,161	568	150	2,384	(1,990)	6,674

STATEMENT OF INCOME (First half of 2003)

Net Operating Revenues	240	532	48	274	6	(382)	718

Net operating revenues to third parties	90	220	48	274	6		638
Inter-segment net operating revenues	150	312				(382)	80

Net income	80	4	9	1	(4)	44	134

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS

Investor Relations Department

Raul Adalberto de Campos– Executive Manager

E-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 - 4th floor

20031-912 – Rio de Janeiro, RJ

(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

Consolidated Financial Statements

Petróleo Brasileiro S.A. —
Petrobras and Subsidiaries

June 30, 2004 and 2003
with Review Report of Independent Registered
Public Accounting Firm

PETRÓLEO BRASILEIRO S.A. – PETROBRAS AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - PETROBRAS

We have reviewed the condensed consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries as of June 30, 2004 and the related condensed consolidated statements of income, cash flows and changes in shareholders’ equity for the six-month periods ended June 30, 2004 and 2003. These interim financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Petróleo Brasileiro S.A. - PETROBRAS and subsidiaries as of December 31, 2003, and the related consolidated statements of income and cash flows for the year then ended not presented herein, and in our report dated February 13, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

August 11, 2004

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

June 30, 2004 and December 31, 2003

Expressed in Millions of United States Dollars

	June 30, 2004	December 31, 2003
	(unaudited)	(Note 1)
Assets

Current assets
Cash and cash equivalents	6,985	9,610
Accounts receivable, net	3,209	2,905
Inventories (Note 5)	3,701	2,947
Deferred income tax	248	256
Recoverable taxes	1,063	917
Advances to suppliers	479	504
Other current assets	781	761

	16,466	17,900

Property, plant and equipment, net	30,952	30,805

Investments in non-consolidated companies and other investments	1,205	1,173

Other assets
Accounts receivable, net	620	528
Advances to suppliers	449	416
Petroleum and alcohol account – receivable from Federal Government (Note 6)	241	239
Government securities	280	283
Marketable securities	39	340
Restricted deposits for legal proceedings and guarantees	551	543
Recoverable taxes	476	467
Goodwill on PEPSA and PELSA ( Note 14)	183	183
Prepaid expenses	210	190
Other assets	625	545

	3,674	3,734

Total assets	52,297	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

June 30, 2004 and December 31, 2003

Expressed in Millions of United States Dollars

	June 30, 2004	December 31, 2003
	(unaudited)	(Note 1)
Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	2,479	2,261
Income tax	272	148
Taxes payable, other than income taxes	2,095	2,157
Short-term debt (Note 7)	543	1,329
Current portion of long-term debt (Note 7)	1,255	1,145
Current portion of project financings (Note 9)	1,105	842
Current portion of capital lease obligations (Note 10)	269	378
Accrued interest	246	181
Dividends and interest on capital payable	—	1,139
Contingencies (Note 15)	55	84
Payroll and related charges	599	581
Advances from customers	248	258
Ventures under consortium agreements	105	166
Employee benefits obligation - Pension	124	160
Other payables and accruals	490	392

	9,885	11,221

Long-term liabilities
Long-term debt (Note 7)	11,488	11,888
Project financings (Note 9)	4,893	5,066
Employee benefits obligation - Pension	1,992	1,895
Employee benefits obligation - Health care	1,641	1,580
Capital lease obligations (Note 10)	1,176	1,242
Deferred income tax	1,242	1,122
Provision for abandonment of wells	384	396
Thermoelectric liabilities (Note 11)	1,118	1,142
Contingencies (Note 15)	145	271
Other liabilities	376	270

	24,455	24,872

Minority interest	302	367

Shareholders’ equity
Shares authorized and issued
Preferred share – 2004 and 2003 - 462,369,507 shares	4,772	2,973
Common share - 2004 and 2003 - 634,168,418 shares	6,929	4,289
Capital reserve	113	118
Retained earnings
Appropriated	5,753	10,696
Unappropriated	17,253	14,957
Accumulated other comprehensive income
Cumulative translation adjustments	(15,857)	(14,450)
Amounts not recognized as net periodic pension cost, net of tax	(1,477)	(1,588)
Unrealized gains (losses) on securities, net of tax	169	157

	17,655	17,152

Total liabilities and shareholders’ equity	52,297	53,612

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

June 30, 2004 and 2003

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Sales of products and services	23,137	19,986
Less:
Value-added and other taxes on sales and services	(5,384)	(4,564)
Contribution of intervention in the economic domain charge – CIDE	(1,223)	(992)

Net operating revenues	16,530	14,430

Cost of sales	8,416	6,972
Depreciation, depletion and amortization	1,163	758
Exploration, including exploratory dry holes	204	201
Selling, general and administrative expenses	1,179	904
Impairment	—	27
Research and development expenses	114	91

Total costs and expenses	11,076	8,953

Equity in results of non-consolidated companies	102	102
Financial income (Note 8)	445	213
Financial expenses (Note 8)	(935)	(556)
Monetary and exchange variation on monetary assets and liabilities, net (Note 8)	(320)	659
Employee benefit expense	(312)	(262)
Other taxes	(270)	(146)
Other expenses, net	(260)	(580)

	(1,550)	(570)

Income before income taxes and minority interest and accounting change	3,904	4,907

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

June 30, 2004 and 2003

Expressed in Millions of United States Dollars

(except number of shares and earnings per share)

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Income tax expense (Note 4)
Current	(1,212)	(1,512)
Deferred	(121)	(132)

	(1,333)	(1,644)

Minority interest in results of consolidated subsidiaries	73	(192)

Income before effect of change in accounting principle	2,644	3,071

Cumulative effect of change in accounting principle, net of taxes	—	697

Net income for the period	2,644	3,768

Net income applicable to each class of shares
Common/ADS	1,529	2,179
Preferred/ADS	1,115	1,589

Net income for the period	2,644	3,768

Basic and diluted earnings per share (Note 13)
Common/ADS and Preferred/ADS
Before effect of change in accounting principle	2.41	2.80
After effect of change in accounting principle	2.41	3.44

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	460,384,521

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

June 30, 2004 and 2003

Expressed in Millions of United States Dollars

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Cash flows from operating activities
Net income for the period	2,644	3,768
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	1,165	731
Loss on sale of property, plant and equipment	160	145
Equity in results of non-consolidated companies	(102)	(102)
Minority interest in loss (income) of subsidiaries	(73)	193
Deferred income taxes	121	132
Foreign exchange and monetary loss (gain)	477	(336)
Cumulative effect of change in accounting principle, net of taxes	—	(697)
Others	—	60

Decrease (increase) in assets:
Accounts receivable, net	(533)	(78)
Petroleum and Alcohol Account	(17)	(10)
Interest receivable on government securities	(19)	(158)
Inventories	(986)	(81)
Recoverable taxes	(209)	(186)
Advances to suppliers	(72)	399
Others	(199)	177

Increase (decrease) in liabilities
Trade accounts payable	325	(394)
Payroll and related charges	58	43
Taxes payable, other than income taxes	95	(223)
Income taxes	126	224
Employee post-retirement benefits, net of unrecognized pension obligation	449	139
Contingencies	(43)	77
Other liabilities	(44)	(23)

Net cash provided by operating activities	3,323	3,800

Cash flows from investing activities
Additions to property, plant and equipment	(2,955)	(2,532)
Effect on cash from merger with subsidiaries and affiliates	—	231
Investments	(55)	(37)
Others	(35)	(198)

Net cash used in investing activities	(3,045)	(2,536)

Cash flows from financing activities
Short-term debt, net of issuances and repayments	(625)	342
Proceeds from issuance of long-term debt	519	1,859
Principal payments on long-term debt	(688)	(725)
Payments of project finacing	367	(100)
Payment of finance lease obligations	(228)	(296)
Dividends paid to shareholders	(1,794)	(874)

Net cash (used in) provided by financing activities	(2,449)	206

Increase (decrease) in cash and cash equivalents	(2,171)	1,470
Effect of exchange rate changes on cash and cash equivalents	(454)	828
Cash and cash equivalents at beginning of period	9,610	3,301

Cash and cash equivalents at end of period	6,985	5,599

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

June 30, 2004 and 2003

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Preferred shares
Balance at January 1	2,973	2,459
Capital increase from issuance of preferred shares		130
Capital increase from undistributed earnings reserve	1,799	384

Balance at June 30	4,772	2,973

Common shares
Balance at January 1	4,289	3,761
Capital increase from undistributed earnings reserve	2,640	528

Balance at June 30	6,929	4,289

Capital reserve – fiscal incentive
Balance at January 1	118	89
Transfer from (to) unappropriated retained earnings	(5)	23

Balance at June 30	113	112

Accumulated other comprehensive income

Cumulative translation adjustments
Balance at January 1	(14,450)	(17,306)
Change in the period	(1,407)	2,933

Balance at June 30	(15,857)	(14,373)

Amounts not recognized as net periodic pension cost
Balance at January 1	(1,588)	(1,361)
Decrease (increase) in additional minimum liability	169	(475)
Tax effect on above	(58)	162

Balance at June 30	(1,477)	(1,674)

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

June 30, 2004 and 2003

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Unrecognized gains (losses) on securities
Balance at January 1	157	(11)
Unrealized gains	18	56
Tax effect on above	(6)	(19)

Balance at June 30	169	26

Appropriated retained earnings
Legal reserve
Balance at January 1	1,089	643
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	(76)	148

Balance at June 30	1,013	791

Undistributed earnings reserve
Balance at January 1	9,372	4,778
Capital increase	(4,439)	(912)
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	(412)	932

Balance at June 30	4,521	4,798

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)

June 30, 2004 and 2003

Expressed in Millions of United States Dollars (except per-share amounts)

(Unaudited)

	Six-month period ended June 30,
	2004	2003
Statutory reserve
Balance at January 1	235	164
Transfer from (to) unappropriated retained earnings, net of gain or loss on translation	(16)	38

Balance at June 30	219	202

Total appropriated retained earnings	5,753	5,791

Unappropriated retained earnings

Balance at January 1	14,957	16,085
Net income for the period	2,644	3,768
Dividends (per share: 2004 - US$ 0.78 to common and preferred shares; 2003 - US$ 0.47 to common and preferred shares)	(857)	(510)

Appropriation from (to) fiscal incentive reserves	5	(23)
Appropriation from (to) reserves	504	(1,118)

Balance at June 30	17,253	18,202

Total shareholders’ equity	17,655	15,346

Comprehensive income is comprised as follows:

Net income for the period	2,644	3,768
Cumulative translation adjustments	(1,407)	2,933
Amounts not recognized as net periodic pension cost	111	(313)
Unrealized gain on available-for-sale securities	12	37

Total comprehensive income	1,360	6,425

The accompanying notes are an integral part of these consolidated financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Expressed in Millions of United States Dollars

(except when specifically indicated)

1.	Basis of financial statements preparation

The accompanying unaudited condensed consolidated financial statements of Petróleo Brasileiro S.A. - PETROBRAS (the Company) have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and the rules and regulations of the Securities and Exchange Commission (SEC) for interim financial statements. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements and the accompanying notes should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003 and the notes thereto.

The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

The consolidated financial statements as of June 30, 2004 and for the six-month periods ended June 30, of 2004 and 2003, included in this report, are unaudited. However, in management’s opinion, such consolidated financial statements reflect all normal recurring adjustments that are necessary for a fair presentation. The results for the interim periods are not necessarily indicative of trends or of results expected for the full year ending December 31, 2004.

Certain prior period amounts have been reclassified to conform to the current period’s presentation. These reclassifications had no impact on the Company’s net income or shareholders’ equity.

Pursuant to Rule 436 (c) under the Securities Act of 1933 (the “Act”), this is not a “report” and should not be considered a part of any registration statement prepared or certified within the meanings of Sections 7 and 11 of the Act and therefore, the independent accountant’s liability under section 11 does not extend to the information included herein.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Accounting changes

a)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities

The Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities in January of 2003. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities disclosed by enterprises that do not control them through a majority voting interest.

This interpretation was applied immediately to variable interests entities created after January 31, 2003. For variable interests in special purpose entities created before February 1, 2003, FIN 46 was adopted at December 31, 2003. For variable interests in operating entities, FIN 46 was required to be adopted in the first quarter of 2004.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

2.	Accounting changes (continued)

a)	Interpretation No. 46 (FIN 46) - Consolidation of Variable Interest Entities (Continued)

The Company adopted FIN 46 in its December 31, 2003 annual financial statements, for variable interest in special purpose entities. Such adoption resulted in the full consolidation of a number of special purpose entities related to project financing arrangements and three thermoelectrics plants that had been previously accounted as capital lease. Their consolidation did not have a significant impact on the Company’s financial condition or operating results.

Furthermore, the adoption of FIN 46 resulted in the consolidation of three other thermoelectrics plants where PETROBRAS has contracts to bear risks in the energy market. The effect of the consolidation of the balance sheets of these three thermoelectrics at December 31, 2003 was an increase in fixed assets of US$ 1,142 and an increase in liabilities of US$ 1,142. Results of operations for these companies were consolidated beginning January 1, 2004, and generated a net loss during the first half of 2004 in the amount of U.S.$ 189.

The Company has determined that it has no variable interests in operating entities and thus has not consolidated additional entities in the first half of 2004.

b)	SFAS No. 143 - Accounting for asset retirement obligations

As of January 1, 2003, PETROBRAS adopted SFAS No. 143 - Accounting for Asset Retirement Obligations (“SFAS 143”). The cumulative adjustment for the change in accounting principle reported in the first quarter of 2003 was an after-tax income of US$ 697 (net of US$ 359 deferred income tax effects).

3.	Derivative Instruments, Hedging and Risk Management Activities

The Company is exposed to a number of market risks arising from the normal course of business. Such market risks principally involve the possibility that changes in interest rates, currency exchange rates or commodity prices will adversely affect the value of the Company’s financial assets and liabilities or future cash flows and earnings. The Company maintains an overall risk management policy that is developed under the direction of the Company’s executive officers.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a favorable change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Company’s executive officers. The Company does not hold or issue financial instruments for trading purposes.

a) Foreign Currency Risk Management

The Company’s foreign currency risk management strategy may involve the use of derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company’s obligations. The Company currently uses zero-cost foreign exchange collars to implement this strategy.

During 2000, the Company entered into three zero cost foreign exchange collars to reduce its exposure to variations between the U.S. Dollar and the Japanese Yen, and between the U.S. Dollar and Euro relative to long-term debt denominated in foreign currencies with a notional amount of approximately U.S.$ 470. The Company does not use hedge accounting for these derivative instruments. These collars establish a ceiling and a floor for the associated exchange rates. If the exchange rate falls below the defined floor, the counterparties will pay to the Company the difference between the actual rate and the floor rate on the notional amount. Conversely, if the exchange rate rises above the defined ceiling, the Company will pay to the counterparties the difference between the actual rate and the ceiling rate on the notional amount. The contracts expire upon the maturity date of each note.

As of December 31, 2003, the Company had a fair value asset of U.S.$ 26 associated with its Euro zero cost collar contracts. As of June 30, 2004 the Company had a fair value asset of U.S.$ 20 associated with its Euro zero-cost collar contracts. The yen collar expired in 2003.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

b)	Commodity Price Risk Management

The Company is exposed to commodity price risks as a result of the fluctuation of crude oil and oil product prices. The Company’s commodity risk management activities primarily consist of futures contracts traded on stock exchanges and options and swaps entered into with major financial institutions. The futures contracts provide economic hedges to anticipated crude oil purchases and sales, generally forecast to occur within a 30 to 360 day period, and reduce the Company’s exposure to volatile commodity prices.

The Company’s exposure on these contracts is limited to the difference between contract value and market value on the volumes hedged. Crude future contracts are marked to market and related gains and losses are recognized currently under earnings, irrespective of when physical crude sales occur. During the six-month periods ended June 30, 2004 and 2003, the Company carried out economic hedging activities on 44.5% and 41.8%, respectively, of its total traded volume (imports and exports). The open positions on the futures market, compared to spot market value, resulted in a loss of U.S.$ 16 and loss of U.S.$ 26 during the six-month period ended June 30, 2004 and 2003, respectively.

c)	Interest Rate Risk Management

The Company’s interest rate risk is a function of the Company’s long-term debt and, to a lesser extent, short-term debt. The Company’s foreign currency floating rate debt is principally subject to fluctuations in LIBOR and the Company’s floating rate debt denominated in Reais is principally subject to fluctuations in the Brazilian long-term interest rate (TJLP), as fixed by the Brazilian Central Bank. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in interest rates. However, the Company has been studying various forms of derivatives to reduce exposure to interest rate fluctuations and may use these financial instruments in the future.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

3.	Derivative Instruments, Hedging and Risk Management Activities (Continued)

d)	Risk Management Activity at PEPSA

PEPSA also uses derivative instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates. Such derivative instruments are designed to mitigate specific exposures, and are assessed periodically to assure high correlation of the derivative instrument to the risk exposure identified and to assure the derivative is highly effective in offsetting changes in cash flows inherent in the covered risk. PEPSA qualifies for hedge accounting treatment for its crude oil derivative instruments and its interest rate swap derivative instruments.

4.	Income taxes

Substantially all of the Company’s taxable income is generated in Brazil and is therefore subject to the Brazilian statutory tax rate. The following table reconciles the tax calculated based upon statutory tax rates to the income tax expense recorded in these consolidated financial statements.

	Six-month period ended
	2004	2003
Income before income taxes, minority interest and accounting changes	3,904	4,907

Tax expense at statutory rates	(1,327)	(1,668)
Adjustments to derive effective tax rate:
Non-deductible post-retirement and health-benefits	(72)	(50)
Change in valuation allowance	—	140
Tax benefit on interest on shareholders’ equity	139	—
Others	(73)	(66)

Income tax expense per consolidated statement of income	(1,333)	(1,644)

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

5.	Inventories

	June 30, 2004	December 31, 2003
Products
Oil products	1,119	858
Fuel alcohol	43	67

	1,162	925

Raw materials, mainly crude oil	1,648	1,280
Materials and supplies	832	708
Others	59	34

	3,701	2,947

6.	Receivable from Federal Government

a)	Deregulation of the Brazilian fuel market

In accordance with the Petroleum Law and subsequent legislation, the fuel market in Brazil was deregulated in its entirety as of January 1, 2002. Therefore, as of that date, the Petroleum and Alcohol account would no longer be used to reimburse expenses in connection with the Federal Government’s regulation of the prices of oil products and fuel alcohol. Accordingly, the Petroleum and Alcohol account will only include changes in amounts with triggering events that occurred before December 31, 2001, in accordance with Law No. 10,453, of May 13, 2002, and ANP regulations.

b)	Changes in the petroleum and alcohol account

The following summarizes the changes in the Petroleum and Alcohol Account for the period ended June 30, 2004:

Six-month period ended June 30, 2004
Opening balance	239
Reimbursements - principally subsidies paid to fuel alcohol producers	1
Result of audit conducted by the Federal Government	16
Translation loss	(15)

Ending balance	241

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

6.	Receivable from Federal Government (Continued)

c)	Certification by the Federal Government

The Federal Government certified the balance of the Petroleum and Alcohol Account as of June 30, 1998.

The ANP/STN Integrated Audit Committee submitted, on June 23, 2004, its final report certifying and approving the balance of the Petroleum and Alcohol Accounts for the period from July 1, 1998 to December 31, 2001, together with monetary restatement through present date. The conclusion of this audit process for the Petroleum and Alcohol account and the parties concurrence as to final amount establishes the basis for concluding the settlement process between the Federal Government and PETROBRAS.

d)	National Treasury Bonds Series H (NTN-H)

The Company and the Federal Government reached an agreement whereby the Federal Government issued National Treasury Bonds - H (NTN-H) into a federal depositary on behalf of the Company to support the balance of the Petroleum and Alcohol account.

As of June 30, 2004, there were 138,791 National Treasury Notes – series H (NTN-H), in the amount of US$ 56, at which time the balance of the Petroleum and Alcohol account was US$ 241. Upon maturity of the NTNs-H, the Federal Government made US$ 3 available to PETROBRAS and the remaining US$ 53 was deposited in an account in the Company’s name, however, such amount is restricted from use by order of STN. The legal, valid, and binding nature of the account is not affected by any difference between the balance of the account and the value of the outstanding bonds.

e)	Settlement of the Petroleum and Alcohol Accounts with the Federal Government

As defined by Provisional Measure No. 123 dated June 26, 2003, made into Law No. 10.742 dated October 6, 2003, the settlement of accounts was to be completed by June 30, 2004. PETROBRAS has been in contact with the STN in order to resolve remaining issues between the parties necessary to conclude the settlement process as established by Provisional Measure No. 2.181-45, of August 24, 2001.

The remaining balance of the Petroleum and Alcohol account may be paid as follows:

•	National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol account as determined by the Audit;

•	Offset of the balance of the Petroleum and Alcohol account, with any other amount owed by PETROBRAS to the Federal Government, including taxes; or

•	by a combination of the above options.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

7.	Financings

a)	Short-term debt

The Company’s short-term borrowings are principally sourced from commercial banks and include import and export financing denominated in United States dollars, as follows:

	June 30, 2004	December 31, 2003
Imports - oil and equipment	412	872
Working capital	119	447
Others	12	10

	543	1,329

b)	Long-term debt

•	Composition

	June 30, 2004	December 31, 2003
Foreign currency
Notes	5,767	5,462
Financial institutions	3,356	3,591
Sale of future receivables (1)	1,738	1,767
Suppliers’ credits	776	728
Senior exchangeable notes	330	338
Assets related to export program be offset against sales of future receivables(1)	(300)	—
Repurchased securities (2)	(291)	(207)

	11,376	11,679

Local currency
Debentures	660	666
National Economic and Social Development Bank – BNDES	384	358
Debentures – (related party)	239	262
Others	84	68

	1,367	1,354

Total	12,743	13,033
Current portion of long-term debt	(1,255)	(1,145)

	11,488	11,888

(1)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates, that amounted to U.S$ 300 million as of June 30, 2004, to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations persuan to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross, in these financial statements.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

(2)	At June 30, 2004 and December 31, 2003, the Company had amounts invested abroad in an exclusive investment fund that held debt securities of some of the PETROBRAS group companies in the total amount of US$ 1,013 and US$ 920, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and long-term debt, US$ 291 and US$ 207, respectively, and project finance, US$ 722 and US$ 713, respectively. Gains and losses on extinguishment are recognized as incurred. Subsequent reissueances of notes at amounts greater or lesser than par are recorded as premmium or discounts and are amortized over the life of the notes. In the first six months of 2004, Petrobras recognized net losses on extinguishement of debt of U.S.$107 and reinsurance premium of U.S.$ 28. See also Note 9.

•	Composition of foreign currency denominated debt by currency

	June 30, 2004	December 31, 2003
Currency
United States dollars	10,386	10,621
Japanese Yen	570	628
Euro	419	429
Others	1	1

	11,376	11,679

•	Maturities of the principal of long-term debt

The long-term portion at June 30, 2004 becomes due in the following years:

2005	707
2006	1,415
2007	2,062
2008	1,326
2009	685
2010 and thereafter	5,293

11,488

•	Composition of long-term debt by annual interest rate

Interest rates on long-term debt were as follows:

	June 30, 2004	December 31, 2003
Foreign currency
6% or less	4,448	4,365
Over 6% to 8%	2,016	2,154
Over 8% to 10%	4,682	4,990
Over 10% to 15%	230	170

	11,376	11,679

Local currency
6% or less	1,322	668
Over 8% to 10%	3	—
Over 10% to 15%	42	686

	1,367	1,354

	12,743	13,033

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

8.	Financial income (expenses), net

Financial expenses, financial income and monetary and exchange variation on monetary assets and liabilities, net, allocated to income for the six-month period ended June 30, 2004 and 2003 are shown as follows:

	Six-month period ended June 30,
	2004	2003
Financial expenses
Loans and financings	(662)	(265)
Capitalized interest	110	65
Leasing	(57)	(137)
Project financing	(188)	(124)
Other	(138)	(95)

	(935)	(556)
Financial income
Investments	341	20
Advances to suppliers	16	19
Government Securities	10	10
Other	78	164

	445	213
Monetary and exchange variation
Monetary and exchange variation on monetary assets	252	(388)
Monetary and exchange variation on monetary liabilities	(572)	1,047

	(320)	659

	(810)	316

9.	Project financings

Since 1997, the Company has utilized project financing to provide capital for the continued development of the Company’s exploration and production and related projects.

Prior to December 31, 2003, the Company’s arrangements with respect to these projects were considered as capital leasing transactions for accounting purposes. Effective December 31, 2003, the Company adopted FIN 46 and the project financing special purpose entities were consolidated on a line by line basis. Thus, at June 30, 2004 and December 31, 2003, the project finance obligation represents the debt of the consolidated SPE with the third-party lender.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

9.	Project financing (Continued)

The Company’s responsibility under these contracts is to complete the development of the oil and gas fields, operate the fields, pay for all operating expenses related to the projects and remit a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the conclusion of the term of each financing project, the Company will have the option to purchase the leased or transferred assets from the consolidated special purpose company.

The following summarizes the liabilities related to the projects that were in progress at June 30, 2004 and December 31, 2003:

	June 30, 2004	December 31, 2003
Barracuda/Caratinga	2,481	2,555
Cabiúnas	1,038	857
Espadarte/Voador/Marimbá (EVM)	789	826
Marlim	704	680
Nova Marlim	474	475
Albacora	84	126
Pargo, Carapeba, Garoupa and Cherne (PCGC)	64	76
Malhas project	345	286
Langstrand Holdings S.A.	700	700
PDET ONSHORE	41	40
Repurchased securities	(722)	(713)

	5,998	5,908
Current portion of project financing	(1,105)	(842)

	4,893	5,066

At June 30, 2004, the long-term portion of project financing becomes due in the following years:

2005	1,137
2006	1,126
2007	987
2008	596
2009	451
2010 and thereafter	596

4,893

As of June 30, 2004, the amounts of cash outlay commitments assumed related to consolidated structured project financings are presented as follows:

Cabiúnas	63
Nova Transportadora do Sudeste – NTS	320
Nova Transportadora do Nordeste – NTN	408

791

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

10.	Capital leases

The Company leases certain offshore platforms and vessels, which are accounted for as capital leases. At June 30, 2004, these assets had a net book value of US$ 1,669 (US$ 1,749 at December 31, 2003).

The following is a schedule by year of the future minimum lease payments at June 30, 2004:

2004	176
2005	331
2006	290
2007	274
2008	242
2009	298
2010 and thereafter	314

Estimated future lease payments	1,925

Less amount representing interest at 6.2% to 12.0% annual	(461)
Less amount representing executory costs	(19)

Present value of minimum lease payments	1,445
Less current portion	(269)

Long-term portion	1,176

11.	Thermoelectric plant obligations

As a result of adoption of FIN 46 at December 31, 2003, the Company consolidates six thermoelectric plants. Previously, three of these thermoelectric plants were accounted for as capital leases, and therefore, their consolidation did not have a material impact on the Company’s financial condition. For the other three thermoelectric plants, the Company was deemed the primary beneficiary because of contractual obligations concerning third-party interests, with amounts equal to the contingency payments required to be funded under the contracts recognized to the extent the related payments are deemed probable and can be estimated in accordance with the provisions of SFAS 5.

At December 31, 2003, as a result of adoption of FIN 46, the Company consolidated the thermoelectric plants and recognized a corresponding liability. Thus, it is no longer necessary to recognize any additional liability for future payments expected to be made under the agreements with the sponsors of the thermoelectric plants. The Company will recognize any losses from operations of the plant if and when incurred. At June 30, 2004, the Company recognize losses related to our energy business amounted to US$ 189.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

12.	Employees’ postretirement benefits and other benefits

The Company sponsors a contributory defined benefit pension plan covering substantially all of its employees and provides certain health care benefits for a number of active and retired employees. In 2003, the Company made contributions of U.S.$ 175 to pension and health care plans.

Net periodic benefit cost includes the following components:

	As of June 30,
	2004		2003
	Pension benefits	Health Care benefits	Pension benefits	Health Care benefits
Service cost – benefits earned during the period	66	22	46	17
Interest on projected benefit obligation	426	169	322	116
Expected return on plan assets	(300)	—	(224)	—
Amortization of unrecognized transition obligation	—	—	34	—
Gain (loss) on translation	(14)	(10)	34	20
Recognized actuarial loss	120	40	91	30

	298	221	303	183
Employee contributions	(49)	—	(44)	—

Net periodic benefit cost	249	221	259	183

13.	Shareholders’ equity

The Company’s subscribed and fully paid-in capital at June 30, 2004 and December 31, 2003 consisted of 634,168,418 common shares and 462,369,507 preferred shares.

On January 29, 2003, the Board of Directors of the Company, approved the issuance of 9,866,828 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of US$ 12.38 (R$ 45.08) per share. As a result, the capital of the Company increased by US$ 122.

On May 9, 2003, the Board of Directors of the Company approved the issue of 567,010 preferred shares of the Company in connection with the public offer by the Company to acquire publicly traded shares of Petrobras Distribuidora - BR, at an issue price of R$ 45.08 per share. As a result, the capital of the Company increased by US$ 8.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

At the Ordinary General Meeting held on March 29, 2004, the management of PETROBRAS approved an increase in the Company’s capital to US$ 11,701, through the capitalization of part of revenue reserves accrued during previous financial years, in the amount of US$ 4,439, and without the issuance of new shares, in accordance with article 169, paragraph 1, and article 199 of Law No. 6.404/76. This capitalization aimed to bring the Company’s capital in line with the investments of an oil company given intensive use of capital and extended operating cycles.

The Ordinary General Meeting held on March 29, 2004 also approved an increase in the Company’s authorized capital (paragraph 1, article 4, of the Company’s by-laws) from R$ 30,000 million to R$ 60,000 million, through the issuance of up to 200,000,000 (two hundred million) preferred shares for payment in cash, assets and credit capitalization.

The dividends related to the fiscal year ended December 31, 2003, approved at the Ordinary General Meeting held on March 29, 2004, in the amount of US$ 857 (excluding the portion of interest on shareholders’ equity which was made available to shareholders on February 13, 2004), were made available to shareholders on May 21, 2004.

Basic and diluted earnings per share amounts have been calculated as follows:

	Six-month period ended June 30,
	2004	2003
Income before effect of change in accounting principle	2,644	3,071
Cumulative effect of change in accounting principle, net of taxes	—	697

Net income for the period	2,644	3,768
Less priority preferred share dividends	(244)	(213)
Less common shares dividends, up to the priority preferred shares dividends on a per-share basis	(335)	(293)

Remaining net income to be equally allocated to common and preferred shares	2,065	3,262

Weighted average number of shares outstanding
Common/ADS	634,168,418	634,168,418
Preferred/ADS	462,369,507	460,384,521

Basic and diluted earnings per share
Common and Preferred
Before effect of change in accounting principle	2.41	2.80
After effect of change in accounting principle	2.41	3.44

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

14.	Acquisitions

a)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.)

On October 17, 2002, the Company signed the Final Share Acquisition Agreement completing the acquisition of a controlling interest PEPSA and PELSA.

On May 13, 2003, the Argentine antitrust agency approved the purchase of 58.62% of the capital stock of PEPSA and 39.67% of the capital stock of PELSA. As a result of the purchase of a 39.67% interest in the capital stock of PELSA, together with the purchase of 18.87% of PEPSA’s interest in the capital stock of PELSA, the Company has a controlling interest in PELSA equal to 50.73% and thus has consolidated the entity.

The purchase price paid for PEPSA and PELSA was based on an economic valuation model of expected future earnings of those companies, which considered relevant factors, including the potential effects of the economic situation of Argentina. The Company paid US$ 739 in cash and US$ 338 in bonds to the Perez Companc family for the shares of PEPSA and PELSA.

The acquisition was consummated principally to expand PETROBRAS operations into geographical markets where the Company had little activity. Through the acquisition of PEPSA and PELSA, PETROBRAS was able to gain immediate access to the Argentine market and brand recognition. The goodwill of US$ 183 generated by the transaction is attributed principally to downstream activities.

The acquisition of PEPSA and PELSA was recorded using the purchase method of accounting and the financial statements of PEPSA and PELSA were included in the consolidated PETROBRAS financial statements, beginning on May 13, 2003. The purchase price for PEPSA and PELSA was allocated based on the fair market value of the assets acquired and the liabilities assumed as of the acquisition date as determined by independent appraisers.

PEPSA operates principally in the areas of oil field exploration and production, refining, transport and commercialization, electricity generation, transmission and distribution, and petrochemicals. Its activities are primarily based in Argentina, but PEPSA also operates in Bolivia, Brazil, Ecuador, Peru and Venezuela. PELSA operates primarily in the oil and gas exploration and production industry in Argentina.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

14.	Acquisitions (Continued)

a)	Acquisition of an interest in Petrobras Energia Participaciones S.A. – PEPSA - (formerly known as Perez Companc S.A.) and Petrolera Entre Lomas S.A. - PELSA (formerly known as Petrolera Perez Companc S.A.) (Continued)

The following unaudited pro forma summary financial information presents the consolidated results of operations as if the acquisition of PEPSA and PELSA had occurred at the beginning of the periods presented.

Consolidated income statements data for the six month period ended June 30, 2003

	As reported	Pro forma (unaudited)
Net operating revenues	14,430	15,116
Costs and expenses	(8,953)	(9,395)
Financial income, net	316	197
Others	(886)	(915)
Income tax expense	(1,644)	(1,650)
Minority interest	(192)	(234)
Cumulative effect of change in accounting principles net of taxes	697	698
Net income for the period	3,768	3,817

Basic and diluted earnings per share	3.44	3.48

b)	Acquisition of Triunfo’s shares by Petroquímica

The Company’s subsidiary, Petrobras Química S.A. – PETROQUISA decided to exercise its preemptive right in the acquisition of shares held by PRIMERA Indústria e Comércio Ltda. in the capital of Petroquímica Triunfo S.A. (Triunfo) in response to the put option.

After exercise of its preemptive right on May 14, 2004, PETROQUISA, which had previously held 45.22% of voting capital and 59.92% of capital stock of Petroquímica Triunfo increased its interest to 70.45% of voting capital and 85.04% of its capital stock. The results of Triunfo have been included to the Petrobras Consolidated Financial Statements since May of 2004. Triunfo is in the process of obtaining valuations of fixed assets, thus the allocation of the purchase price is subject to refinement. Due to inmateriality, the Company has not prepared pro forma information respective to this business combination.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

14.	Acquisitions (Continued)

b)	Acquisitions of Triunfo’s shares by Petroquímica (continued)

The acquisition was consummated principally to expand PETROBRAS’ petrochemical activities according to the Strategic Plan approved in May 14, 2004.

The Company paid U.S.$32 million (R$ 101 million) in cash and this purchase price was based on an economic valuation model of expected future earnings of Petroquímica Triunfo S.A.

Petroquímica Triunfo S.A. produces low-density polyethylene and has an installed capacity of 160.000 tons per year. Triunfo’s activities are exclusively in Brazil.

15.	Commitments and contingencies

PETROBRAS is subject to a number of commitments and contingencies arising in the normal course of its business. Additionally, the operations and earnings of the Company have been, and may be in the future, affected from time to time in varying degrees by political developments and laws and regulations, such as the Federal Government’s continuing role as the controlling shareholder of the Company, the status of the Brazilian economy, forced divestiture of assets, tax increases and retroactive tax claims, and environmental regulations. The likelihood of such occurrences and their overall effect upon the Company are not readily determinable.

a)	Litigation

The Company is a defendant in numerous legal actions involving civil, tax, labor, corporate and environment issues arising in the normal course of its business. Based on the advice of its internal legal counsel and management’s best judgment, the Company has recorded accruals in amounts sufficient to provide for losses that are considered probable and reasonably estimable. The following presents these accruals by nature of claim:

	June 30, 2004	December 31, 2003
Labor claims	17	22
Tax claims	27	39
Civil claims	91	90
Commercials claims and other contingencies		109

	135	260

Contingencies for joint liability	65	95

Total	200	355

Current Contingencies	(55)	(84)

Long-term Contingencies	145	271

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Commitments and contingencies (Continued)

a)	Litigation (Continued)

As of June 30, 2004 and December 31, 2003, in accordance with Brazilian law, the Company had paid US$ 551 and US$ 543, respectively, into federal depositories to provide collateral for these and other claims until they are settled. These amounts are reflected in the balance sheet as restricted deposits for legal proceedings and guarantees.

On November 23, 1992, PORTO SEGURO IMÓVEIS LTDA., a minority shareholder of PETROQUISA, filed a suit against PETROBRAS in the State Court of Rio de Janeiro related to alleged losses resulting from the sale of a minority holding by PETROQUISA in various petrochemical companies included in the National Privatization Program introduced by Law No. 8,031/90.

In this suit, the plaintiff claims that PETROBRAS, as the majority shareholder in PETROQUISA, should be obliged to reinstate the “loss” caused to the net worth of PETROQUISA, as a result of the acts that approved the minimum sale price of its holding in the capital of privatized companies. A decision was handed down on January 14 of 1997 that considered PETROBRAS liable with respect to PETROQUISA for losses and damages in an amount equivalent to US$ 3,406.

In addition to this amount, PETROBRAS was required to pay the plaintiff 5% of the value of the compensation as a premium (see art. 246, paragraph 2 of Law No. 6,404/76), in addition to attorneys’ fees of approximately 20% of the same amount. However, since the award would be payable to PETROQUISA and PETROBRAS holds 99.0% of its capital, the effective disbursement if the ruling is not reversed will be restricted to 25% of the total award. PETROBRAS filed an appeal with the State Court of Rio de Janeiro, and received a favorable decision from the Third Civil Court on February 11, 2003, which, by a majority vote, accepted PETROBRAS’ appeal to reverse the judgment and ruled the plaintiff’s case to be without grounds, the revising judge’s decision that held the case to be partially with grounds to reduce the amount of compensation to US$ 1,538 being overruled. Against this decision, Porto Seguro filed another appeal (motion to reverse or annul) with the State Court of Rio de Janeiro and the Fourth Civil Court handed down a unanimous decision on March 30, 2004 requiring PETROBRAS to

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

indemnify PETROQUISA and Porto Seguro the amounts of US$ 1,538 and US$ 384 respectively (the latter representing 5% in premium and 20% in attorney’s fees). In view of this decision, PETROBRAS will file special and extraordinary appeals with the Superior Court of Justice and the Supreme Court respectively. Based on its legal counsels advice, PETROBRAS’ Administration does not expect to obtain an unfavorable decision in the case and assesses the risk of loss to be remote.

b)	Notification from the INSS - joint liability

The Company received various tax assessments related to social security amounts payable as a result of irregularities in presentation of documentation required by the INSS, to eliminate its joint liability in contracting civil construction and other services, stipulated in paragraphs 5 and 6 of article 219 and paragraphs 2 and 3 of article 220 of Decree No. 3,048/99.

The Company made a provision for this contingency in the amount of US$ 105 at December 31, 2002, as it considers the chance of success in a defense filed against the INSS to be remote.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Commitments and contingencies (Continued)

b)	Notification from the INSS - joint liability (Continued)

On September 29, 2003, the Company received additional INSS tax assessments related to the joint liability for irregularities in presentation of contractors’ documentation related to periods subsequent to past notifications. At December 31, 2003 the balance of contingencies associated with this joint liability was US$ 193. Of the total amount provisioned, PETROBRAS disbursed US$ 128, US$ 30 of which in the first six-months of 2004, referring to administrative suits filed by the INSS claiming the Company’s joint liability.

Internally, procedures were revised to improve the inspection of contracts and require the presentation of documents, as stipulated in the legislation, to substantiate the payment of INSS amounts due by contractors. PETROBRAS continues to analyze each tax assessment received in order to recover amounts, as permitted through administrative processes of the INSS.

c)	Tax assessments - internal revenue service of Rio de Janeiro

The Internal Revenue Service of Rio de Janeiro filed two Tax Assessments against the Company in connection with Withholding Tax (IRRF) on foreign remittances of payments related to charter of vessels of movable platform types for the years 1998 through 2002.

The Internal Revenue Service, based on Law No. 9,537/97, Article 2, considers that drilling and production platforms cannot be classified as sea-going vessels and therefore should not be chartered but leased. Based on this interpretation, overseas remittances for servicing chartering agreements would be subject to withholding tax at the rate of 15% or 25%.

The Company disagrees with the Internal Revenue Service’s interpretation as to charter contracts, given that the Federal Supreme Court has already ruled that, in the context of its judgment with respect to the IPI (Federal VAT) tax, offshore platforms are to be classified as sea-going vessels. Additionally, the 1994 and 1999 Income Tax Regulations support the “non-taxation” (RIR/1994) and the “zero tax rate” (RIR/1999) for the remittances in question.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

15.	Commitments and contingencies (Continued)

c)	Tax assessments - internal revenue service of Rio de Janeiro (Continued)

On June 27, 2003, the Internal Revenue Service served a tax assessment notice on the Company amounting to R$ 3,064 million (US$ 1,066) covering the period from 1999 to 2002.

Using the same arguments, on February 17, 2003, another tax assessment notice had already been issued for R$ 93 million (US$ 32) with respect to 1998, against which, on March 20, 2003, the Company filed an appeal. According to the fiscal authorities, the Company should have withheld that tax, incident on remittances made to abroad for payment of the hiring of vessels of the mobile platform type, used in oil exploration and production.

PETROBRAS has defended itself against these tax assessments: i) the smaller in value has been confirmed by the first administrative level, and the corresponding appeal has been already filed by the Company, and waits judgment; ii) no first level decision has been issued so far with regard to the other one, with greater value. Based on its legal counsels advice, the Company’s Administration does not expect to obtain an unfavorable decision in this case, and thus has assessed risk of loss to be remote.

d)	Environmental matters

The Company is subject to various environmental laws and regulations. These laws regulate the discharge of oil, gas or other materials into the environment and may require the Company to remove or mitigate the environmental effects of the disposal or release of such materials at various sites.

During 2000 the Company implemented an environmental excellence and operational safety program - PEGASO - (Programa de Excelência em Getão Ambiental e Segurança Operacional). The Company made expenditures of approximately US$ 2,669 from 2000 to June 30, 2004 under this program.

During the period ended June 30, 2004 and 2003 the Company made expenditures of approximately US$ 289 and US$ 317 respectively, under this program, including US$ 82 and US$ 118 through the Programa de Integridade de Dutos (Pipeline Integrity Program) through which it conducts inspections of, and improvements to, the Company’s pipelines.

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information

The	following presents the Company’s assets by segment:

	As of June 30, 2004
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,271	5,750	860	1,844	1,213	6,297	(1,769)	16,466

Cash and cash equivalents	963	361	105	459	29	5,068	—	6,985
Other current assets	1,308	5,389	755	1,385	1,184	1,229	(1,769)	9,481
Investments in non-consolidated companies and other investments	7	446	173	484	20	75	—	1,205

Property, plant and equipment, net	16,986	5,071	4,033	4,063	439	376	(16)	30,952

Non current assets	1,220	261	827	329	173	5,067	(4,203)	3,674

Petroleum and Alcohol Account	—	—	—	—	—	241	—	241
Government securities	—	—	—	—	—	280	—	280
Other assets	1,220	261	827	329	173	4,546	(4,203)	3,153

Total assets	20,484	11,528	5,893	6,720	1,845	11,815	(5,988)	52,297

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	As of June 30, 2004
	International
	Exploration and Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	749	514	273	80	813	(585)	1,844

Cash and cash equivalents	76	37	2	4	340	—	459
Other current assets	673	477	271	76	473	(585)	1,385
Investments in non-consolidated companies and other investments	129	34	282	—	39	—	484

Property, plant and equipment, net	3,202	526	202	83	50	—	4,063

Non current assets	226	8	19	9	1,617	(1,550)	329

Other assets	226	8	19	9	1,617	(1,550)	329

Total assets	4,306	1,082	776	172	2,519	(2,135)	6,720

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	As of December 31, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Current assets	2,057	4,871	528	1,738	1,208	9,466	(1,968)	17,900

Cash and cash equivalents	1,042	575	109	445	33	7,406	—	9,610
Other current assets	1,015	4,296	419	1,293	1,175	2,060	(1,968)	8,290
Investments in non-consolidated companies and other investments	6	463	151	449	22	82	—	1,173

Property, plant and equipment, net	16,742	4,980	4,174	4,181	442	336	(50)	30,805

Non current assets	970	285	751	306	208	4,479	(3,265)	3,734

Petroleum and Alcohol Account	—	—	—	—	—	239	—	239
Government securities	—	—	—	—	—	283	—	283
Other assets	970	285	751	306	208	3,957	(3,265)	3,212

Total assets	19,775	10,599	5,604	6,674	1,880	14,363	(5,283)	53,612

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	As of December 31, 2003
	International
	Exploration And Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Current assets	806	463	167	71	670	(439)	1,738

Cash and cash equivalents	178	42	4	5	216	—	445

Other current assets	628	421	163	66	454	(439)	1,293

Investments in non-consolidated companies and other investments	128	121	199	—	1	—	449

Property, plant and equipment, net	3,301	565	202	64	49	—	4,181

Non current assets	166	12	—	15	1,664	(1,551)	306

Other assets	166	12	—	15	1,664	(1,551)	306

Total assets	4,401	1,161	568	150	2,384	(1,990)	6,674

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

Revenues and net income by segment are as follows:

	Six - month period ended June 30, 2004
	Exploration And Production	Supply	Gas and Energy	International (see separate Disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	1,156	8,872	730	1,730	4,042	—	—	16,530
Inter-segment net operating revenues	7,329	3,516	185	205	72	—	(11,307)	—

Net operating revenues	8,485	12,388	915	1,935	4,114	—	(11,307)	16,530

Cost of sales	(3,184)	(10,797)	(873)	(1,138)	(3,693)	—	11,269	(8,416)
Depreciation, depletion and amortization	(679)	(192)	(48)	(214)	(18)	(12)	—	(1,163)
Exploration, including exploratory dry holes and impairment	(160)	—	—	(44)	—	—	—	— (204)
Selling, general and administrative expenses	(106)	(416)	(75)	(153)	(226)	(270)	67	(1,179)
Research and development expenses	(51)	(27)	(4)	(1)	(2)	(29)	—	(114)

	(4,180)	(11,432)	(1,000)	(1,550)	(3,939)	(311)	11,336	(11,076)
Costs and expenses

Equity in results of non-consolidated companies	—	13	41	47	—	1	—	102
Financial income (expenses), net	(304)	(70)	(139)	(213)	(12)	(72)	—	(810)
Employee benefit expense	—	—	—	—	—	(312)	—	(312)
Other taxes	(3)	(14)	(13)	(17)	(25)	(198)	—	(270)
Other expenses, net	(76)	(74)	(61)	(12)	(16)	(39)	18	(260)

Income (loss) before income taxes and minority interest and accounting change	3,922	811	(257)	190	122	(931)	47	3,904

Income tax benefits (expense)	(1,533)	(260)	52	(4)	(46)	473	(15)	(1,333)

Minority interest	61	(5)	70	(53)	—	—	—	73

Net income (loss)	2,450	546	(135)	133	76	(458)	32	2,644

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	Six - month period ended June 30, 2004
	International
	Exploration And Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	350	751	181	433	15	—	1,730
Inter-segment net operating revenues	508	538	14	5	—	(860)	205

Net operating revenues	858	1,289	195	438	15	(860)	1,935

Cost of sales	(221)	(1,156)	(157)	(440)	(15)	851	(1,138)
Depreciation, depletion and amortization	(167)	(31)	(6)	(5)	(5)	—	(214)
Exploration, including exploratory dry holes and impairment	(44)	—	—	—	—	—	(44)
Selling, general and administrative expenses	(46)	(24)	(4)	(29)	(50)	—	(153)
Research and development expenses	—	—	—	—	(1)	—	(1)

Costs and expenses	(478)	(1,211)	(167)	(474)	(71)	851	(1,550)

Equity in results of non-consolidated companies	2	8	7	—	30	—	47
Financial income (expenses), net	(153)	(5)	—	—	(55)	—	(213)
Other taxes	(2)	(3)	—	(3)	(9)	—	(17)
Other expenses, net	(26)	1	5	—	8	—	(12)

Income (loss) before income taxes and minority interest	201	79	40	(39)	(82)	(9)	190

Income tax benefits (expense)	(72)	(22)	(6)	14	82	—	(4)
Minority interest	3	(2)	(1)	(2)	(51)	—	(53)

Net income (loss)	132	55	33	(27)	(51)	(9)	133

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	Six- month period ended June 30, 2003
	Exploration and Production	Supply	Gas and Energy	International (see separate disclosure)	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	1,131	8,426	485	638	3,750	—	—	14,430
Inter-segment net operating revenues	6,850	3,246	143	80	59	—	(10,378)	—

Net operating revenues	7,981	11,672	628	718	3,809	—	(10,378)	14,430

Cost of sales	(2,717)	(9,899)	(408)	(507)	(3,479)	—	10,038	(6,972)
Depreciation, depletion and amortization	(487)	(159)	(38)	(51)	(13)	(10)	—	(758)
Exploration, including exploratory dry holes and impairment	(217)	—	—	(11)	—	—	—	(228)
Selling, general and administrative expenses	(66)	(332)	(79)	(56)	(177)	(232)	38	(904)
Research and development expenses	(45)	(19)	(6)	—	—	(21)	—	(91)

	(3,532)	(10,409)	(531)	(625)	(3,669)	(263)	10,076	(8,953)

Costs and expenses

Equity in results of non-consolidated companies	—	15	50	38	—	(1)	—	102
Financial income (expenses), net	(129)	121	3	24	(39)	336	—	316
Employee benefit expense	—	(1)	—	—	(8)	(253)	—	(262)
Other taxes	—	(13)	(2)	(8)	(23)	(100)	—	(146)
Other expenses, net	(86)	(141)	(364)	7	14	(10)	—	(580)

Income (loss) before income taxes and minority interest	4,234	1,244	(216)	154	84	(291)	(302)	4,907

Income tax benefits (expense)	(1,399)	(398)	159	(23)	(32)	(49)	98	(1,644)
Minority interest	—	(16)	(178)	3	(1)	—	—	(192)

Income before effect of change in accounting principle	2,835	830	(235)	134	51	(340)	(204)	3,071

Cumulative effect of change in accounting principle, net of taxes	697	—	—	—	—	—	—	697

Net income (loss)	3,532	830	(235)	134	51	(340)	(204)	3,768

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

	Six- month period ended June 30, 2003
	International
	Exploration And Production	Supply	Gas and Energy	Distribution	Corporate	Eliminations	Total
Net operating revenues to third parties	90	220	48	274	6	—	638

Inter-segment net operating revenues	150	312	—	—	—	(382)	80

Net operating revenues	240	532	48	274	6	(382)	718

Cost of sales	(69)	(520)	(39)	(256)	(5)	382	(507)
Depreciation, depletion and amortization	(42)	(6)	—	(2)	(1)	—	(51)
Exploration, including exploratory dry holes and impairment	(11)	—	—	—	—	—	(11)
Selling, general and administrative expenses	(11)	(4)		(12)	(29)	—	(56)

Costs and expenses	(133)	(530)	(39)	(270)	(35)	382	(625)

Equity in results of non-consolidated companies	—	—	—	—	(6)	44	38
Financial income (expenses), net	1	(1)	—	—	24	—	24
Other taxes	(2)	—	(3)	(2)	(1)		(8)
Other expenses, net	(1)	—	3		5	—	7

Income (loss) before income taxes and minority interest	105	1	9	2	(7)	44	154

Income tax benefits (expense)	(25)	—	—	(1)	3	—	(23)

Minority interest	—	3	—	—	—	—	3

Net income (loss)	80	4	9	1	(4)	44	134

PETRÓLEO BRASILEIRO S.A. - PETROBRAS AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in Millions of United States Dollars

(except when specifically indicated)

16.	Segment information (Continued)

Capital expenditures incurred by segment for the six-month period ended June 30, 2004 and 2003 are as follows:

	Six-month period ended June 30,
	2004	2003
Exploration and Production	1,875	1,577
Supply	626	608
Gas and Energy	73	126
International
Exploration and Production	218	110
Supply	21	6
Distribution	7	—
Gas and Energy	3	—
Distribution	47	49
Corporate	85	56

	2,955	2,532

17.	Subsequent Events

Acquisition of Agip do Brasil S.A.

On August 9, 2004, the Company’s subsidiary, Petrobras Distribuidora S.A. – BR, acquired from ENI B.V. 100% of the capital of its Brazilian subsidiary Agip do Brasil S.A.

The value of the acquisition was US$ 450 million, subject to adjustments based on the financial statements relating to the transaction, and provides for debt AGIP do Brasil had with ENI B.V. to be transferred to a PETROBRAS subsidiary.

Agip do Brasil S.A. is a liquified petroleum gas (LPG), fuel and lubricant distributor, and has 21% share in the LPG market in Brazil, 3.7% of total fuel distribution domestic market with a network of more than 1,500 service stations and, 3% share in the Brazilian lubrificant distribution market.

The acquisition of Agip do Brasil S.A. contributes toward achieving the objectives established in Petrobras’ Strategic Planning for its subsidiary BR of expanding its share in the LPG distribution segment, and also of consolidating its penetration in the automotive fuel distribution market in certain regions of the country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 27, 2004

PETRÓLEO BRASILEIRO S.A – PETROBRAS

By:	/s/ José Sergio Gabrielli de Azevedo

José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor
Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.